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Exhibit 12.1

UTStarcom Inc.
Ratio of Earnings to Fixed Charges

	Year ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,102	$15,855	$44,321	$78,099	$136,272	$56,320	$105,060
Income/(loss) from equity investees	(773)	1,348	(288)	(2,962)	(4,053)	(799)	(2,720)

Total Earnings	4,399	18,164	48,653	86,237	143,743	58,462	109,312
Fixed charges
Interest expense and amortization of debt issuance costs	1,924	3,057	3,311	3,909	1,251	1,135	2,849
One-third of rental expense	600	600	733	1,267	2,167	1,007	1,403

Total fixed charges	2,524	3,657	4,044	5,176	3,418	2,142	4,252
Ratio of Earnings to fixed charges	1.74	4.97	12.03	16.66	42.06	27.29	25.71

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  Exhibit 12.1